SHISEIDO

Corporate Governance

April 30, 2008
Shiseido Company, Limited
President &CEO (Representative Director): Shinzo Maeda
Contact: Head of Investor Relations, Financial Department: Yukihiro Saito
TSE Securities Code: 4911
www.shiseido.co.jp

I. Basic Stance on Corporate Governance, Capital Structure, Corporate Attributes and other Basic Information

1. Basic Stance

Shiseido is setting higher standards of corporate governance based on the understanding that maximizing corporate and shareholder value, fulfilling social responsibilities and achieving sustainable growth and development are the keys to maintaining support as a valuable company from stakeholders (customers, business partners, shareholders, employees and society).

Composed of nine members including two external directors, the Board of Directors is small and able to make decisions quickly. The Board of Directors meets at least once a month to discuss all significant matters.

Through the adoption of a corporate executive officer system, we are separating the decision-making and supervisory functions of the Board of Directors from the business execution functions of corporate officers. The Corporate Executive Officer Committee, which acts as the final decision-making body regarding corporate officers' material issues, serves to transfer authority to corporate officers, thereby clarifying their responsibilities and accelerating operational execution. Shiseido's President & Chief Executive Officer, who also serves as the Chief Operating Officer, chairs this Committee. The term of office of directors and corporate officers is one year.

To obtain an outside point of view and further strengthen the Board of Directors' supervisory function in regard to business execution, Shiseido appointed two highly independent external directors from the year ended March 2007. Introducing external directors has stimulated discussion on significant management matters at Board of Directors meetings.

Shiseido's Board of Auditors consists of two standing corporate auditors and three independent external corporate auditors. Corporate auditors monitor the legality and adequacy of directors' performance by attending Board of Directors meetings and other important meetings.

To promote transparency and objectivity in management, Shiseido established two committees to play an advisory role to the Board of Directors: the Remuneration Advisory Committee, charged with setting executive remuneration, and the Nomination Advisory Committee, which evaluates and nominates candidates for directors and corporate officers. Both committees are chaired by external directors to maintain objectivity.

Guided by the idea that fulfilling corporate social responsibility (CSR) is crucial to sustainable development, we have established three CSR committees under the jurisdiction of the Board of Directors. The Compliance Committee works to ensure legitimate and fair business practices in the Group, and promotes activities including corporate ethics, risk management and information security. The Corporate Value Creation Committee works to increase the value of the *SHISEIDO* brand by promoting corporate cultural activities as well as gender equality, communication and social contribution activities. The

SHISEIDO

Environmental Committee works to develop and promote environment measures, in addition to reducing the effects on the environment. These three committees are headed by the Vice President and comprise members elected companywide. They make proposals for and report on plans and results of activities to the Board of Directors.

2. Capital Structure

Percentage of Shares Held by Foreign Shareholders: 20-30%

[Principal Shareholders]

Name	Number of shares held	Percentage of shareholding (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	22,505,000	5.48
Mizuho Bank, Ltd.	21,226,732	5.17
State Street Bank and Trust Company	20,467,290	4.99
Japan Trustee Services Bank, Ltd. (Trust Account)	19,073,000	4.65
Hero & Co.	15,118,473	3.68
NIPPONKOA Insurance Company, Ltd.	13,112,497	3.19
Asahi Mutual Life Insurance Company	12,079,000	2.94
Mizuho Corporate Bank, Ltd.	11,382,765	2.77
Mitsui Sumitomo Insurance Company, Ltd.	10,211,633	2.49
Nippon Life Insurance Company	9,747,553	2.37

3. Corporate Attributes

Stock Listing and Sections:	First Section of Tokyo Stock Exchange
Fiscal Year End:	March
Sector:	Chemical
Number of Employees (consolidated):	1,000 and above
Net Sales (consolidated):	100 billion yen and above but less than 1 trillion yen
Parent Company:	None
Number of Consolidated Subsidiaries:	50 and above but less than 100

4. Other Particular Factors that May Have an Important Impact on Corporate Governance

None

II. Status of Management Structure for Management Decision-Making, Operational Execution and Supervising, and Other Corporate Governance Systems

1. Matters Relating to Institutional Structure and Organizational Operation

Type of Organization: Company with the Board of Corporate Auditors

[Board of Directors]

Chairs of the Board of Directors: President
Number of Directors: 9
Appointed External Directors: Yes
Number of External Directors: 2

Relationship with Company (1)

Name	Affiliations	Relationship with the Company *1								
		a	b	c	d	e	f	g	h	i
Shoichiro Iwata	Originally from other company					x			x	
Tatsuo Uemura	Scholar								x	

Note *1 Categories Describing Relationship with Company

- a: From parent company
- b: From other affiliated company
- c: Principal shareholder of subject company
- d: Concurrently serves as external director or external corporate auditor of other company
- e: Director or corporate officer of other company
- f: Close relative by blood or marriage to director or corporate officer of the subject company or other designated interested party
- g: Receives remuneration or other material benefit as officer of parent company or subsidiary of the subject company
- h: Has limited liability contract with subject company
- i: Other

Relationship with Company (2)

Name	Supplemental information in regard to applicable items	Reason for appointing as external director
Shoichiro Iwata	Concurrently hold the post as President and CEO of ASKUL Corporation. Formerly, he worked in Lion Corporation and Plus Corporation.	To reflect his views to the management of the Company, which views are free from the Company's established structure as an incumbent management executive.

Tatsuo Uemura	Presently Dean and Professor, Faculty of Law and Graduate School of Law of Waseda University. Formerly, he was a Professor, School of Law of Senshu University and Professor, College of Law and Politics of Rikkyo University.	To reflect his legal knowledge to the management of the Company, as well as his knowledge and experiences in the area of capital market and corporate governance.

Other Issues Relating to Major Activities of External Directors

None

[Board of Auditors]

Existence of the Board of Auditors: Yes
Number of Corporate Auditors: 5

Cooperation between Corporate Auditors and Accounting Auditors

The corporate auditors receive reports on audit plans for audit system and schedule from the accounting auditors, and opinions are exchanged. The corporate auditors receive reports on audit results of its method throughout the fiscal year.

Cooperation between Corporate Auditors and Internal Auditing Department

The corporate auditors receive reports on audit plans and the results of audits and surveys from the Internal Auditing Department, and opinions are exchanged on necessary commitments.

Appointed External Corporate Auditors: Yes
Number of External Corporate Auditors: 3

Relationship with Company (1)

Name	Affiliations	Relationship with the Company *1								
		a	b	c	d	e	f	g	h	i
Akio Harada	Attorney at Law				x				x	
Eiko Ohya	Originally from other company				x	x			x	
Nobuo Otsuka	Other								x	

Note*1 Categories Describing Relationship with Company

- a: From parent company
- b: From other affiliated company
- c: Principal shareholder of subject company
- d: Concurrently serves as external director or external auditor of other company
- e: Director or corporate officer of other company
- f: Close relative by blood or marriage to director or corporate officer of the subject company or other designated interested party
- g: Receives remuneration or other material benefit as officer of parent company or subsidiary of the subject company

h: Has limited liability contract with subject company

i: Other

Relationship with Company (2)

Name	Supplemental information in regard to applicable items	Reason for appointing as external corporate auditor
Akio Harada	Concurrently hold the post as External Director of Seiko Holdings Corporation, External Director of Mitsubishi UFJ Financial Group, Inc., External Corporate Auditor of Sumitomo Corporation, External Corporate Auditor of Samantha Thavasa Japan Limited, and President of Tokyo Woman's Christian University. Presently an attorney at Law. Formerly, he was Administrative Vice-Minister for Justice and Prosecutor General.	To ensure objectivity and neutrality of auditing by corporate auditors, based on his experiences and knowledge in legal field.
Eiko Ohya	Concurrently hold the post as President of Ohya Eiko Jimusho Co., Ltd. and External Director of Takashimaya Company, Ltd. She was Committee Member of the Administrative Reform Council and Promotion Committee for the Privatization of the Four Highway-Related Public Corporations, and Acting Chairperson of the Government Tax Commission.	To ensure objectivity and neutrality of auditing by corporate auditors, based on her experiences and knowledge in business field.
Nobuo Otsuka	Presently, President of Keiyu Hospital Group. Formerly, he was Director of Oume Keiyu Hospital.	To ensure objectivity and neutrality of auditing by corporate auditors, based on his experiences and knowledge as management executive of a medical corporation.

Other Issues Relating to Major Activities of External Corporate Auditors

Opinion exchange meetings are held regularly between Representative directors and corporate auditors.

[Incentives]

Implementation Status of Incentive Policies for Directors:

Introduced performance-linked compensation system and stock option plan

Supplemental Explanation

The remuneration policy for non-external directors consists of a basic fixed portion and a performance-linked portion that fluctuates according to attainment of performance targets and stock price, both of which are nearly equal. The performance-linked portion consists of a bonus as short-term

incentive based on annual consolidated performance; medium-term incentive stock options based on targets of the Three-Year Plan; and long-term incentive stock options, primarily aimed at fostering a shared awareness of profits with shareholders. These three types of remuneration have been designed to give directors a medium-to-long-term perspective, not just a single-year focus, and to motivate management to become more aware of Shiseido's performance and stock price.

The Remuneration Advisory Committee is chaired by external directors in order to obtain objectivity. The Committee discusses about evaluation criteria, target level, remuneration level and gearing ratio to performance, and submits reports to the Board of Directors.

Grantees of Stock Option: Non-external directors, employees, directors of subsidiaries, corporate officers, corporate auditors

Supplemental Explanation

The Company grants stock options to non-external directors and corporate officers of the Company in order to have them share risks with its shareholders and to motivate balanced management from a medium-to-long-term perspective, not just a short-term focus. Also, the Company grants stock options to employees of the Company for the purpose of fostering a shared awareness of profits with shareholders and motivating improvements in business performance, thus secure excellent human resources and increase the corporate value of the whole Shiseido Group.

[Remuneration to Directors]

Method of Disclosure: Annual Security Reports, Business Reports (for shareholders' meetings) and others.

Disclosure Status: Total amounts paid to directors and to external directors are separately disclosed.

Supplemental Explanation

Total amounts paid to non-external directors, external directors, non-external corporate auditors and external corporate auditors are separately disclosed of fixed remuneration, bonuses and stock options. (for the year ended March 2007)

Basic fixed remuneration:

208 million yen for 9 directors (including 19 million yen for 2 external directors)

89 million yen for 5 corporate auditors (including 36 million yen for 3 external corporate auditors)

Bonuses as performance-linked remuneration during the year ended March 2007:

126 million yen for 7 directors excluding external directors (The amount resolved on the 107th Ordinary General Meeting of Shareholders.)

Stock options:

16 million yen for 7 directors (excluding external directors)

[Support Structure for external directors (and external corporate auditors)]

<External Directors>

Section in charge is formed and assists the duties of the external directors to ensure smooth operation.

<External Corporate Auditors>

Employees are positioned to assist the Board of Auditors and corporate auditors at the Board of Auditors Staff Group.

2. Issues Relating to Functions for Business Execution, Auditing, Supervisory, Nomination, and Remuneration Decisions

<Business Execution>

Through the adoption of a corporate executive officer system, the Company is separating the decision-making and supervisory functions of the Board of Directors from the business execution functions of corporate officers. The corporate officers are assigned duties individually to cover all the businesses in the group. The Corporate Executive Officer Committee, which is held twice a month, acts as the final decision-making body regarding corporate officers' material issues. The Committee builds consensus regarding the decisions and the information among the corporate officers, and when necessary, reports the resolutions to the Board of Directors meeting, which is held monthly.

< Nomination and Remuneration Decisions>

The company established two committees to play an advisory role to the Board of Directors: the Remuneration Advisory Committee and the Nomination Advisory Committee, which evaluate, nominate and set remuneration for directors and corporate officers with fairness and transparency. The results are reported to the Board of Directors. Both Committees are chaired by external directors to maintain objectivity.

<Internal Auditing>

Internal auditing is conducted with respect to each division of the Company and affiliated companies to assure appropriateness of business. Furthermore, auditing for specialized area, i.e. security, environment, information systems are conducted by relevant divisions.

< Accounting Audit>

KPMG AZSA & Co. was appointed as Accounting Auditors per resolution of the 106th Ordinary General Meeting of Shareholders held on June 29, 2006. The firm and engagement partners have no interest in the Company. The firm has voluntarily taken measures to ensure that engagement partners do not work in excess of the fixed term of auditing the Company.

III. Implementation of Measures Regarding Shareholders and Other Stakeholders

1. Approach toward the vitalization of general meetings of shareholders and the facilitation of exercise of voting rights

	Supplemental Information
Early distribution of convocation notice of general meetings of shareholders	Shiseido makes every effort to distribute a convocation notice about 3 weeks prior to a general meeting of shareholders. For the 107th Ordinary General Meeting of Shareholders, the convocation of notice was distributed on June 4, 2007, 21 days prior to the Meeting.
Scheduling of general meeting of shareholders that avoids the date on which general meeting of shareholders of companies are concentrated	The Company held the 107th Ordinary General Meeting of Shareholders on June 26, 2007. The date is 2 days prior to the most concentrated date for general meeting of shareholders of Japanese companies.
Exercising voting rights via website	Since the 103rd Ordinary General Meeting of Shareholders in 2003, the Company has introduced the measure of exercising voting rights via website. Also, since the 106th Ordinary General Meeting of Shareholders in 2006, the Company has taken part in the Electronic Voting Platform operated and managed by ICJ, Inc.
Others	English translation of convocation of notice is prepared, distributed to foreign shareholders to a maximum extent, and posted on the Company's website. After the closing of Ordinary General Meeting of Shareholders, Shiseido Shareholders' Beauty Forum is held. At the Forum, advanced products and beauty methods of the Company are presented to shareholders. In the year of 2007, an exhibition introducing Shiseido's new products and lines, and a reception with the management of the Company were organized.

2. Investor Relation (IR) Activities

	Explanation by Company Representatives	Supplemental Information
Regular meetings for individual investors	No	Hold meetings through the year in major cities in Japan arranged by Investor Relations, Finance Department.
Regular meetings for analysts and institutional investors	Yes	Hold meetings twice a year on the dates of announcement of full-year and interim financial statements.
Regular Meetings for foreign investors	Yes	Hold meetings individually mainly in US and European countries.

	Explanation by Company Representatives	Supplemental Information
IR materials on website	Yes	The following statutory and non-statutory reports and materials are posted on the Company's website: Notice of convocation of ordinary general meeting of shareholders, annual security reports, interim security reports, confirmation assuring the correctness of annual/ interim security reports, timely disclosure materials, declaration for timely disclosure, references at financial result briefing, quarterly reports, annual report and business report.
Department in charge of IR activities	-	August 1997 - April 2002 Investor Relations, Financial Division April 2002 - April 2007 Investor Relations Department April 2007 Investor Relations, Financial Department

3. Activities concerning respect for stakeholders

	Supplemental Information
Internal guideline or code concerning respect for the stakeholders' position	To realize corporate ideals, the Company has established The Shiseido Way (Corporate Behavior Declaration) declaring how to act to various stakeholders and The Shiseido Code (Corporate Ethics and Behavior Standard) as the detailed code of conduct.
Implementing environmental preservation activities and CSR activities	The Company provides CSR Report as the report and the tool for transmission of information regarding corporate social responsibility to stakeholders.

IV. Basic Policy regarding Internal Control Systems and Overview of their Implementation

(1) System under which execution of duties by directors and employees is ensured to comply with laws, ordinances, and the Articles of Incorporation of the Company; system under which business of the Company and its subsidiaries and affiliates as a group is ensured duly to be conducted.

The Board of Directors shall determine important matters which will affect the Company and its subsidiaries and affiliates as a group. Representative director of the Company shall regularly report the status of execution of business to the Board of Directors. The Company shall appoint external directors to strengthen and maintain the Board of Directors' supervisory functions in regard to operational execution. The corporate auditors audit legality and appropriateness of the director's execution of business. Upon request of any corporate auditor, directors and employees shall report the status of execution of business to the corporate auditor.

The Company enacted "Corporate Ideals," "The Shiseido Way (Corporate Behavior Declaration)" and "The Shiseido Code (Corporate Ethics and Behavior Standards)" common to the Shiseido group, with which each individual in the group should comply in executing business so that legitimate and fair corporate activities are promoted. *

Compliance Committee, under jurisdiction of the Board of Directors, shall be responsible for improving the quality of the Company by enhancing legitimate and fair corporate activities of the group, and risk management. The committee shall propose and report the plans and activities to the Board of Directors. The Company positions a "Code Leader" at each business office, who shall promote legitimate and fair corporate activities, and the Company shall conduct regular training programs for compliance to all employees. The "Code Leaders" shall report the status of such activities to the "Compliance Committee".

The Company shall provide multiple reporting and consultation help lines, which includ external lawyers, to detect and correct at an early stage actions that contravene the law, ordinances, the Articles of Incorporation and other regulations of the Company.

Internal auditing shall be conducted with respect to the overall group companies to assure appropriateness of business. The results of audit shall be reported to directors and corporate auditors.

(2) System under which directors shall be ensured to efficiently execute duties

The Company adopted a corporate executive officer system to actualize smooth and highly efficient corporate management, wherein functions of directors, who are responsible for decision-making and overseeing execution of business are separate from those of corporate officers, who are responsible for business execution.

A Representative Director responsible for execution of business coordinates execution of the overall group business aimed at achieving corporate targets. A corporate officer shall fix the specified target in the assigned field and set up a business system by which the target shall efficiently be achieved. Furthermore, with respect to the execution of important business, the Corporate Executive Officer Committee consisting of corporate officers shall deliberate the business execution from viewpoints of various aspects.

The Board of Directors and the Corporate Executive Officer Committee shall confirm the status of development vis-à-vis the target and conduct necessary improvement measure.

(3) System under which information regarding execution of business by directors shall be maintained and controlled

Important documents such as minutes of the Board of Directors meetings and minutes of the Corporate Executive Officer Committee meetings shall be controlled pursuant to the internal regulations of the Company and presented to directors and corporate auditors immediately whenever requested for inspection.

In addition, information with respect to execution of business by directors and employees shall be controlled pursuant to "Information System Controlling Regulation", "Confidential Information Controlling Regulation" and other regulations.

(4) Regulation regarding Control of Risk for Loss and other Regulation Systems

The "Compliance Committee," under the jurisdiction of the Board of Directors, shall manage risks associated with corporate activities of the whole group. Risks associated with management strategy and business execution shall be recognized and evaluated to designated teams so that necessary measures shall be taken.

A contingency manual shall be prepared to deal with emergency situation. In the case of emergency, countermeasure headquarters, projects or teams shall be set up pursuant to the levels of the emergency and shall take countermeasures.

(5) Matters related to employees to assist duties of corporate auditors when corporate auditors request to do so and matters related to the independence of such employees from directors

Employees shall be positioned to assist the Board of Auditors and corporate auditors as the Board of Auditors Staff Group. The personnel of the Board of Auditors Staff Group shall be determined by taking corporate auditors' opinion into consideration.

(6) System under which directors and employees report to corporate auditors and other systems, under which any report is made to corporate auditors

Directors and employees shall report the status of business execution to corporate auditors through meetings of the Board of Directors and other important meetings, and the results of audit performed by the Internal Audit Department.

In addition, the status of business and conditions of assets shall be reported to corporate auditors upon their request.

(7) Other systems under which audit by corporate auditors is ensured efficiently to be performed

Opinion exchange meetings shall be held regularly between Representative Directors and corporate auditors. The Company shall ensure a system under which corporate audits are implemented efficiently. Liaison meeting shall be held among corporate auditors, accounting auditors and the internal audit department upon request of corporate auditors. In addition, corporate auditors shall be ensured to attend meetings of various meetings.

* Fundamental thought toward exclusion of anti-social power and the status for arrangement therefor

In the Shiseido Code (Corporate Ethics and Behavior Standards), the Company has declared that it will firmly stand on its ground against any person or group of people having anti-social power and it will never give such person or group any benefits. A coordination office was established in the CSR Group of the General Affairs Department for the purpose of intensively collecting information and at the same time the Manual on how to cope with such power is revised on the intranet. Consulting with the local police offices for cooperation, the Company became a member of the "Conference on how to cope with particular violence" so that it strengthened to collect outside information and the cooperation with outside organizations.

Please refer to the Diagram in the attachment at the end.

V. Others

1. Takeover Defense Measure

The Company has adopted a plan for countermeasures against large-scale acquisitions of its shares (known as an advance-warning rights plan; hereinafter, the "Plan") based on the approval of its shareholders obtained at the 106th Ordinary General Meeting of Shareholders. The Plan is effective until the conclusion of the 108th Ordinary General Meeting of Shareholders, which is scheduled for June 25, 2008. The Company should implement the New Three-Year Plan steadily, in order to increase its competitiveness and maintain sustainable growth in the global markets and to assure or increase its corporate value. The Company therefore passed a resolution at its board of directors meeting held on April 30, 2008 to abolish the Plan upon the conclusion of the Shareholders Meeting and thereafter not to continue the Plan.

1) Objectives, plan, and procedures of the takeover defense measure

(1) Objectives
To deter takeovers that are contrary to the corporate value of Shiseido and the common interests of shareholders, a takeover defense measure has been established with the objectives of:

a) Securing the required information and time for shareholders to adequately consider whether they should accept or reject a tender offer, and for Shiseido' s Board of Directors to make an alternative proposal to shareholders.

b) Enabling the Board of Directors to conduct activities such as negotiations on behalf of the shareholders in the event of an unreasonable tender offer.

(2) Procedures and defensive measure to be established
The defensive measure to be established is a precautionary rights plan for the gratis allotment of stock acquisition rights when necessary, following the adoption of two resolutions by the General Meeting of Shareholders (amendments of the Articles of Incorporation and the establishment of the defensive measure).

(3) Proposed resolutions on the takeover defense measure placed at the 106th Ordinary General Meeting of Shareholders held on June 29, 2006

a) Proposed resolution on amendments of the Articles of Incorporation (Resolution No. 3)

As prescribed by the Corporation Act of Japan, normal gratis allotments of stock acquisition rights are decided by the resolution of the Board of Directors. So that such allotments are made not solely by the resolution of the Board of Directors but according to the will of shareholders when they are part of a takeover defense, the Articles of Incorporation are amended to allow for one of two procedures: i) the gratis allotment of stock acquisition rights by the resolution of the General Meeting of Shareholders or ii) the General Meeting of Shareholders deciding certain conditions and authorizing the Board of Directors to make the gratis allotment of stock acquisition rights according to these conditions.

To enable the allocation of stock acquisition rights, the Articles of Incorporation are amended to increase the total number of authorized shares from about 780 million to 1,200 million shares, an increase corresponding to issued and outstanding stock of about

420 million shares.

b) Proposed resolution on establishing a takeover defense measure (Resolution No. 7)

To utilize the takeover defense measure as provided in procedure (ii) above in the amended Articles of Incorporation, the authority to decide whether or not to make a gratis allotment of stock acquisition rights when necessary is assigned to the Board of Directors by the resolution of the General Meeting of Shareholders based on certain conditions.

(4) Decision to trigger the takeover defense measure
To eliminate arbitrary decisions by directors, an independent committee composed of two highly independent external directors (elected by the 106th Ordinary General Meeting of Shareholders of June 29, 2006) and one external auditor will decide whether or not to trigger the takeover defense measure and to recommend such action to the Board of Directors.

<Independent committee members>

- External director: Mr. Shoichiro Iwata (President and CEO, ASKUL Corporation)
- External director: Mr. Tatsuo Uemura (Professor, Waseda University; specializing in the Corporation Act and the Securities and Exchange Law)
- External auditor: Mr. Akio Harada (Former prosecutor general, lawyer)

Respecting the recommendations of the independent committee to the maximum extent, the Board of Directors will decide by resolution whether or not to trigger the takeover defense.

(5) Summary of the gratis allotment of stock acquisition rights
When triggered as a takeover defense, a gratis allotment of one stock acquisition right (corresponding to one share) will be made per one share held.

Such entities as specified large-scale holders or specific large-scale purchasers will not be eligible to exercise these stock acquisition rights.

Shiseido may acquire stock acquisition rights from shareholders other than such parties as specified large-scale holders in exchange for shares of the company.

(6) Effective period (sunset clause)
With the view of clarifying the takeover defense measure's relationship with Shiseido's Three-Year Plan, the authority assigned to the Board of Directors for triggering a takeover defense measure will be for a period of two years concluding with the Ordinary General Meeting of Shareholders for the fiscal year ending March 2008, which is also the final year of the Three-Year Plan. Whether this authority will be extended or not will be left to the decision of shareholders based on how well the Three-Year Plan is achieved and on the content of the next management plan.

2) Other terms regarding the takeover defense measure

<Procedures to trigger, abolish and maintain the Plan>
Prior to triggering the plan, the Board of Directors shall seek the recommendation by the independent committee.

Condition to trigger the takeover defense measure
(a) An Acquisition not in compliance with the procedures prescribed in the Plan.
(b) An Acquisition that threatens to cause obvious harm to the corporate value of the Company

and, in turn, the common interests of its shareholders.

(c) Certain Acquisitions that threaten to have the effect of forcing shareholders into selling share certificates, such as coercive two-tiered tender offers.

(d) Acquisitions that do not provide the Company's board of directors with the period of time reasonably necessary to produce an alternative proposal to the Acquisition.

(e) Acquisitions in which the essential information or any other information considered reasonably necessary to assess the Acquisition terms is not provided to shareholders, or the provision of such information (if any) is inadequate.

(f) Acquisitions whose terms are inadequate or inappropriate in light of the Company's intrinsic value.

(g) Acquisitions that materially threaten to harm the corporate value of the Company and, in turn, the common interests of shareholders by destroying tangible and intangible management resources and personnel networks with employees and business partners of the Company group, which are indispensable to the value of the corporate brand *SHISEIDO* and the generation of the Company's corporate value.

<Trigger>
An Acquisition that would result in the amounting to 20% or more of shares of the company; or a tender offer would result in the owning at least 20% of shares.

<Composition of the Board of Directors>
9 directors including 2 external directors

<Term of office of directors>
1 year

<Abolishing the Plan>
The Plan may be abolished at any time by the resolution of the Board of Directors. (No dead-hand or slow-hand takeover defense measures)

<Information disclosure >
Disclose sufficient information via press release and at the general meeting of shareholders.

<Other takeover defense measure>
None

<Distribution of notice of convocation of the Annual General Meeting of Shareholders>
For the 107th Ordinary General Meeting of Shareholders, the convocation of notice was distributed on June 4, 2007, 21 days prior to the Meeting.
(Posted on the company's website and translated into English)

2. Other Items Concerning Corporate Governance Systems, etc.

-

(The Company's System for the Management and Execution of Business)


General Meeting of Shareholders
Appointment, termination
Appointment, termination
Appointment, termination
Accounting Auditor
Audit
Board of Directors Shiseido Co., Ltd.
Board of Auditors
Audit
<Advisory Committees to the Board of Directors>
Remuneration AdvisoryCommittee
Nomination Advisory Committee
Report
Supervision
Corporate Executive Officer Committee
CSR Committees under jurisdiction of the Board of Directors
Compliance committee
Corporation value creation committee
Environmental committee
Proposal of important items based on laws and management
Proposal
Resolution, approval
Resolution, approval
Policy Meeting of Corporate Officers
Decision-Making Meeting of each Corporate Officer

RECEIVED
2008 JUN -2 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 082-03311

(Translation)

May 16, 2008

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Inquiries shall be directed to: Yukihiro Saito
Head of Investor Relations,
Financial Department
(Tel: 03 - 3572 - 5111)

Notice of Correction to the "Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2008"

It is hereby notified that Shiseido Company, Limited (the "Company") has made a correction to the "Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2008", publicized on April 30, 2008, as described below:

Correction of "Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2008"

p. 19

(2) Consolidated Statements of Income
Corrections are shown by underlines.

(Before correction)

(Millions of yen)

	Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)			Fiscal Year Ended March 2008 (April 1, 2007– March 31, 2008)		
	Amount		Share of Total (%)	Amount		Share of Total (%)
VII. Extraordinary Loss						
Impairment Loss	4,597			1,151		
Loss on Disposal of Property, Plant and Equipment	—			1,102		
Loss on Sale of Available-for-Sale Securities	—			<u>1,677</u>		
Loss on Revaluation of Available-for-Sale Securities	—			<u>86</u>		
Gain on Sale of Shares in Affiliate	—			5		
Loss on Revaluation of Capital Subscriptions	—			19		
Additional Retirement Benefits	—			1,083		
Restructuring Expenses	1,101	5,699	0.8	597	5,724	0.8

(After correction)

(Millions of yen)

	Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)			Fiscal Year Ended March 2008 (April 1, 2007– March 31, 2008)		
	Amount		Share of Total (%)	Amount		Share of Total (%)
VII. Extraordinary Loss						
Impairment Loss	4,597			1,151		
Loss on Disposal of Property, Plant and Equipment	—			1,102		
Loss on Sale of Available-for-Sale Securities	—			1,687		
Loss on Revaluation of Available-for-Sale Securities	—			75		
Gain on Sale of Shares in Affiliate	—			5		
Loss on Revaluation of Capital Subscriptions	—			19		
Additional Retirement Benefits	—			1,083		
Restructuring Expenses	1,101	5,699	0.8	597	5,724	0.8

p.22

(4) Consolidated Statements of Cash Flows
Corrections are shown by underlines.

(Before correction)

(Millions of yen)

	Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)	Fiscal Year Ended March 2008 (April 1, 2007–March 31, 2008)
I. Cash Flows from Operating Activities		
Income before Income Taxes	47,765	65,524
Depreciation	27,875	27,067
Amortization of Goodwill	740	784
Impairment Loss	4,597	1,151
Gain (Loss) on Disposal of Property, Plant and Equipment	(733)	153
Gain (Loss) on Sale of Investments in Securities	—	(432)
Gain (Loss) on Revaluation of Investments in Securities	—	86

(After correction)

(Millions of yen)

	Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)	Fiscal Year Ended March 2008 (April 1, 2007–March 31, 2008)
I. Cash Flows from Operating Activities		
Income before Income Taxes	47,765	65,524
Depreciation	27,875	27,067
Amortization of Goodwill	740	784
Impairment Loss	4,597	1,151
Gain (Loss) on Disposal of Property, Plant and Equipment	(733)	153
Gain (Loss) on Sale of Investments in Securities	—	(422)
Gain (Loss) on Revaluation of Investments in Securities	—	75

p.25

(6) Changes to the Basis of Presenting Consolidated Financial Statements
Corrections are shown by underlines.

(Before correction)

(Change to Treatment of Gain/Loss on Sale of Investments in Securities)

As a result of this change, ordinary income in the period under review was ¥432 million lower than it would have been if the previous method has been applied. However, there was no effect on income before income taxes and net income.

(After correction)

(Change to Treatment of Gain/Loss on Sale of Investments in Securities)

As a result of this change, ordinary income in the period under review was ¥422 million lower than it would have been if the previous method has been applied. However, there was no effect on income before income taxes and net income.

p.27

(8) Supplementary Information
Corrections are shown by underlines.

(Before correction)

(Loss on Revaluation of Investments in Securities; Loss on Revaluation of Capital Subscriptions)

This change caused ordinary income to grow ¥106 million (compared with the previous accounting treatment), but had no effect on income before income taxes or net income.

(After correction)

(Loss on Revaluation of Investments in Securities; Loss on Revaluation of Capital Subscriptions)

This change caused ordinary income to grow ¥95 million (compared with the previous accounting treatment), but had no effect on income before income taxes or net income.

- E N D -

SHISEIDO

FILE NO. 082-03311

(Translation)

May 16, 2008

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Further inquiries: Yukihiro Saito
Head of Investor Relations,
Financial Department
(Tel: 03 - 3572 - 5111)

Notice of Stock Options (Stock Acquisition Rights)
for the Fiscal Year Ending March 31, 2009

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would propose at its 108th Ordinary General Meeting of Shareholders to be held on June 25, 2008, an item of business relating to the determination of remuneration, etc. for granting stock options to the Directors, as described below:

Description

The executive compensation policy of the Company, which has been designed by its Compensation Advisory Committee with an outside Director acting as chairman and including third parties, is a highly transparent policy that takes in objective perspectives.

The executive compensation under the policy is comprised of fixed basic compensation and performance-linked compensation, which fluctuates according to the rates of achievement of performance targets and stock prices, and the rate between the fixed basic compensation and the performance-linked compensation is 4:6. The performance-linked compensation consists of bonuses payable based on annual performances, the "medium-term incentives-type compensation" based on the targets of the new three-year plan, which has started as from April 1, 2008, and the "long-term incentives-type compensation (stock options)", which places emphasis on sharing interests with its shareholders. Thus, the policy is designed to motivate the officers of the

Company to engage in management while having constant awareness of operating results and stock prices from not only single-year but also medium- and long-term perspectives.

The Company will submit an item of business relating to the aforesaid long-term incentives-type compensation (stock options) (Item of Business No. 7) as well as an item of business for the payment of Directors' bonuses (Item of Business No. 5) and an item of business relating to the medium-term incentives-type compensation (Item of Business No. 6) to its 108th Ordinary General Meeting of Shareholders.

For the reason that the allotment of stock acquisition rights as stock options to Directors is deemed to be a part of remuneration, etc. payable to Directors following the enforcement of the Corporate Law of Japan (Law No. 86 of 2005)*, this item of business will be submitted to enable the Company to pay remuneration, etc. to the Directors for granting stock options to the Directors.

In the event that an item of business for the election of Directors (Item of Business No. 3) is approved as proposed, the number of Directors will be eight (8). But no stock options under this item of business will be granted to two (2) outside Directors who shall be paid fixed basic compensation only.

* In Article 361 of the Corporate Law of Japan, financial benefits receivable as a consideration for the execution of duties from a company such as remuneration, bonuses and others are defined as "remuneration, etc." and the term "remuneration, etc." stated in this item of business has the same meaning.

<u>Stock options as long-term incentives</u>

Reason for the proposal:

To link compensation of the Directors of the Company with an increase in its shareholder value on a long-term basis, while placing emphasis on their sharing interests with its shareholders, secure good human resources and thus to increase the corporate value of the whole Shiseido Group, the Company intends to grant stock options to six (6) Directors (subject to the approval of Item of Business No. 3), excluding the outside Directors, for the fiscal year ending March 31, 2009.

For the fiscal year ending March 31, 2009, the Company proposes to set forth ¥140,000,000 (an amount obtained by multiplying the fair price of each stock acquisition right by the total number of stock acquisition rights (70 or less)) per year as the limit of remuneration, etc. for Directors in the form of allotments of stock acquisition rights stated below as stock options.

Upon granting the stock acquisition rights, no cash payment will be required in exchange for the stock acquisition rights.

(1) The number of shares which may be issued upon exercise of stock acquisition rights:

The number of shares which may be issued upon exercise of one stock acquisition right will be 1,000 shares of common stock of the Company (the "Subject Number of Shares").

Furthermore, in the event that the Company shall adjust the Subject Number of Shares by a share split (including the allotment of shares of common stock of the Company without compensation) or share consolidation, the Company may adjust the Subject Number of Shares to the reasonable extent.

(2) Amount paid upon exercise of stock acquisition rights:

Payment required for the exercise of stock acquisition rights shall be made in cash. The exercise price per share shall be ¥1 and the total payment required shall be an amount obtained by multiplying ¥1 by the Subject Number of Shares.

(3) Stock acquisition right exercise period:

From August 1, 2011 to July 30, 2018

(4) Terms and conditions of the exercise of stock acquisition rights:

1. Any grantee of stock acquisition rights shall remain in office as Director or Executive Officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.

2. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights.

(5) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors of the Company.

(6) Other details of stock acquisition rights:

The details of items (1) to (5) and matters other than items (1) to (5) shall be determined at a meeting of the Board of Directors at which the issuance of the stock acquisition rights will be resolved.

SHISEIDO

(For reference)

Stock options to Executive Officers who do not concurrently hold offices of Directors

The executive compensation policy of the Company is addressed to the Directors and the Executive Officers who do not concurrently hold offices of Directors, under which such Executive Officers of the Company will be granted "stock options as long-term incentives" as will be granted to the Directors. The stock options for Executive Officers are scheduled to be determined at a meeting of the Board of Directors, separately from the stock options for Directors.

The size of the issue of stock acquisition rights as stock options based on the executive compensation policy for Executive Officers who do not concurrently hold offices of Directors is as follows:

Stock options as long-term incentives

The Company proposes to set forth ¥140,000,000 (an amount obtained by multiplying the fair price of each stock acquisition right by the total number of stock acquisition rights (70 or less)) per year as the limit of remuneration, etc. for thirteen (13) Executive Officers who do not concurrently hold offices of Directors in the form of allotments of stock acquisition rights as stock options.

- END -

END